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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                                 S3 Incorporated
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                                (Name of Issuer)

                         COMMON STOCK, par value $0.0001
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                         (Title of Class of Securities)

                                    784849101
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                                  CUSIP Number

       Wen-Chi Chen                                     with a copy to:
   VIA Technologies, Inc.                               Sarah A. O'Dowd
8F, No. 553 Chung-Cheng Road                    Heller Ehrman White & McAuliffe
    Hsing-Tien, Taipei                               525 University Avenue
         Taiwan                                   Palo Alto, California 94301
     886-2-2218-5452                                    (650) 324-7000
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                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                April 10, 2000
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO. 784849101                     13D                  Page 2 of 6 pages

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1)       NAMES OF REPORTING PERSONS                       VIA Technologies, Inc.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                       (b) / /
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS                                               WC

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 / /

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION                          Taiwan

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   NUMBER OF      7)  SOLE VOTING POWER                        3,000,000 shares
    SHARES
 BENEFICIALLY     --------------------------------------------------------------
    OWNED
     BY           8)  SHARED VOTING POWER                     13,198,000 shares
    EACH
  REPORTING       --------------------------------------------------------------
   PERSON
    WITH          9)  SOLE DISPOSITIVE POWER                   3,000,000 shares

                  --------------------------------------------------------------

                  10)  SHARED DISPOSITIVE POWER               13,198,000 shares

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              16,198,000 shares

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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   17.4%

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14)  TYPE OF REPORTING PERSON*                                               CO

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CUSIP NO. 784849101                     13D                  Page 3 of 6 pages


         This Amendment No. 1 ("Amendment No. 1") is being filed by VIA Technologies, Inc., a Taiwan corporation ("VIA"), on behalf of the Reporting Persons identified in Item 2 of the Schedule 13D filed on February 24, 2000 by VIA (the "Original Schedule 13D") pursuant to the Agreement of Joint Filing attached as Exhibit 2 to the Original Schedule 13D, and amends and supplements the Original Schedule 13D. This Amendment No. 1 relates to shares of common stock, par value $0.0001 per share ("Common Stock") of S3 Incorporated, a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, the statements contained in the Original Schedule 13D, as heretofore filed with the Securities and Exchange Commission, are hereby reaffirmed and shall remain in effect.

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CUSIP NO. 784849101                     13D                  Page 4 of 6 pages

         Item 4.  PURPOSE OF TRANSACTION.

         The second and third paragraphs of Item 4 of the Original Schedule 13D are hereby deleted and replaced in their entirety with the following:

         On April 10, 2000, VIA entered into an Investment Agreement (the "Agreement") with the Issuer regarding the formation of a new joint venture, which will acquire certain of the assets of the Issuer's graphics chip business for approximately $319.5 million to be paid over three years. The Agreement also provides that VIA or its designee, on or before the closing, which is tentatively scheduled for June 30, 2000, will acquire 3,000,000 shares of the Issuer's Common Stock at $17.875 per share. The Agreement contains customary closing conditions, including expiration of the Hart-Scott-Rodino ("HSR") waiting period. At the closing, the Amended and Restated Investor Rights Agreement, dated as of February 18, 2000 attached as Exhibit 5 to the Original
Schedule 13D, will be amended to include the shares acquired by VIA or its designee. In addition, Mr. Wen-Chi Chen, the President and Chief Executive Officer of VIA, will be elected to the Board of Directors of the Issuer, and the Issuer has committed to nominate Mr. Chen, or a substitute designee by VIA, for reelection to the Board of Directors at its annual meeting of stockholders in 2001. None of the aforesaid shares of Common Stock will be acquired until the HSR waiting period expires or early termination of such period is granted by the appropriate governmental authorities.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

         The number of shares of Common Stock issued and outstanding and the percentage calculation resulting therefrom in this Schedule are based on the number of shares of Common Stock reported as outstanding as of March 1, 2000 in the Issuer's Form 10-K as filed with the Securities and Exchange Commission on March 30, 2000. VIA, VIABASE, Timtech and Mr. Chen disclaim responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

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CUSIP NO. 784849101                     13D                  Page 5 of 6 pages

         VIA beneficially owns 3,000,000 shares of Common Stock and indirectly and beneficially owns 13,198,000 shares of Common Stock (including 12,125,000 shares owned by VIABASE and 1,073,000 shares owned by Timtech), representing approximately 17.4% of the Issuer's outstanding shares of Common Stock. VIABASE directly owns 12,125,000 shares of Common Stock, representing approximately 13.5% of the Issuer's outstanding shares of Common Stock. Timtech directly owns 1,073,000 shares of Common Stock, representing approximately 1.2% of the Issuer's outstanding shares of Common Stock. Because Mr. Chen is the sole shareholder, officer and director of Timtech, he is the beneficial owner of Timtech's shares of Common Stock. VIA, Timtech and Mr. Chen have shared voting and dispositive power with respect to 1,073,000 shares, and VIA and VIABASE have shared voting and dispositive power with respect to 12,125,000 shares.

         VIABASE disclaims any beneficial interest in the Common Stock owned by Timtech. Timtech and Mr. Chen disclaim any beneficial interest in the Common Stock owned by VIABASE or beneficially owned by VIA.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

         See Item 4.

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                                                             Page 6 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2000

                                 VIA TECHNOLOGIES, INC.

                                 By:     /s/ Jonathan Chang
                                         -------------------------------
                                 Name:   Jonathan Chang
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                                 Title:  Director -- Operations
                                         -------------------------------